Exhibit 2.1
ENDEAVOUR ENERGY UK LIMITED
BAYERNGAS E & P LIMITED
BAYERNGAS UK LIMITED

SALE AND PURCHASE AGREEMENT
in respect of United Kingdom Continental Shelf Petroleum
Production Licence Nos. P.1055, Blocks 44/11a and 44/12a;
P.1437, Block 44/13a and P.1731, Blocks 44/11b and 44/12b.

27 August 2010

AGREED FORM DOCUMENTS REFERRED TO IN THIS AGREEMENT

Description	Clause/Schedule

Data room index and CD Roms	Schedule 9 (Definition of Data Room)

Execution Deed	Schedule 9 (Definition of Assignment Documents)

AGREEMENT
Dated 27 August 2010
PARTIES:
(1)	ENDEAVOUR ENERGY UK LIMITED, a company registered in England (company registration number 05030838) whose registered office is at 33rd Floor, City Point, One Ropemaker Street, London, EC2Y 9UE (the Seller);
(2)	BAYERNGAS E & P LIMITED, a company registered in England (company registration number 04969335) of Genesis House, 1&2 The Grange, High Street, Westerham, Kent TN16 1AH (the Purchaser); and
(3)	BAYERNGAS UK LIMITED, a company registered in England (company registration number 05088411) of Genesis House, 1&2 The Grange, High Street, Westerham, Kent TN16 1AH (the Purchaser’s Parent),
(together the parties and each a party).
Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 9.
Whereas:
(A)	The Seller wishes to sell and the Purchaser wishes to buy the Cygnus Interests on the terms and conditions set out herein.
(B)	The Seller has submitted an application for the Exploration Blocks to the Secretary of State pursuant to the 26th Licensing Round. In the event that the Seller is awarded any of the Exploration Blocks then the Seller wishes to sell and the Purchaser wishes to buy the Exploration Interests relating to such Exploration Blocks on the terms and conditions set out herein.
(C)	The Purchaser’s Parent has entered into this Agreement for the purpose of guaranteeing the obligations of the Purchaser in accordance with clause 33.

IT IS AGREED:
1. Sale and Purchase
1.1 Subject to the terms of this Agreement, the Seller hereby agrees to transfer to the Purchaser with full title guarantee and free from all Encumbrances and the Purchaser hereby agrees to acquire from the Seller the Interests.
1.2 The transfers referred to in clause 1.1 shall, as between the parties, subject to clause 5 and clause 7, be deemed for all purposes to be made with effect on and from the Effective Date.
2. Price
2.1 The consideration for the transfer of the Interests shall be the payment by the Purchaser to the Seller of the sum of one hundred and ten million Dollars ($110,000,000) (the Base Price) plus the Estimated Aggregate Cash Call Amount (the Consideration).
2.2 Where any sums are payable by the Purchaser to the Seller or by the Seller to the Purchaser, pursuant to an adjustment (an Adjustment) pursuant to clause 6.1 or pursuant to a claim under clause 9, the same shall operate by way of increases or decreases, as the case may be, in the Consideration.
2.3 If following the Cygnus Interests Closing any Adjustments are payable pursuant to clause 2.2 the Seller shall provide the Purchaser, within thirty (30) Business Days following the Cygnus Interests Closing, with a written statement (the Final Closing Statement) giving the final amount of the Consideration and the adjustment to be made. If the Purchaser and the Seller fail to agree any such statement within fifteen (15) Business Days of receipt by the Purchaser, the statement shall be referred for determination in accordance with the provisions of clause 2.4. The agreed or determined amount, to the extent not already paid or taken into account on the Cygnus Interests Closing, shall be paid by the Purchaser or the Seller (as the case may be). Payment of agreed or disputed amounts or portions thereof shall be made within five (5) Business Days following either agreement of the Purchaser and the Seller or determination under clause 2.4 (as the case may be).
2.4 If the Purchaser and the Seller cannot reach agreement on the contents of all or part of the statements referred to in this clause 2 within the time limits provided in clause 2.3, the disputed items may be referred by either the Seller or the Purchaser for determination by an independent chartered accountant nominated by the Purchaser and the Seller or, in the absence of agreement between the Purchaser and the Seller within five (5) Business Days of the Purchaser or the Seller notifying the other party that it proposes to refer the dispute to an expert, by the President of the Institute of Chartered Accountants in England and Wales. The nominated chartered accountant shall be afforded access to such books, records, accounts and documents in the possession of the parties as he may reasonably request, and he shall act as expert not as arbitrator. The said accountant’s determination shall, in the absence of fraud or manifest error, be final and binding on the parties, his fees and disbursements shall be borne as to fifty per cent (50%) thereof by the Seller and as to fifty per cent (50%) thereof by the Purchaser and the parties shall bear their own costs in respect of such reference.
2.5 The Seller shall promptly provide the Purchaser with copies of all reports, billing statements and correspondence and any other relevant documentation in support of the statement referred to in clause 2.3. The Purchaser and the Seller shall liaise on the compilation and agreement of the said statement.
3. Cygnus Interests Conditions Precedent
3.1 The obligations of the parties to complete the sale and purchase of the Cygnus Interests under this Agreement are conditional on satisfaction of the following conditions:
(a)	the Secretary’s written consent to the assignment of the Cygnus Interests and the transaction contemplated by this Agreement being obtained, in form and substance reasonably acceptable to the Seller and the Purchaser; and
(b)	all necessary written consents, approvals or waivers as the case may be by the Relevant Third Parties in relation to the transfer of the Cygnus Interests being obtained, in form and substance reasonably acceptable to the Seller and the Purchaser, and the execution of the Assignment Documents relating to the Cygnus Interests by such Relevant Third Parties (other than the Secretary).
3.2 The parties shall each use all reasonable endeavours to obtain fulfilment of the conditions set out in clauses 3.1(a) and 3.1(b) within sixty (60) days of the date hereof (or such later date as may be agreed).
3.3 If the Cygnus Interests Closing has not occurred within the period specified in clause 3.2, the Purchaser and the Seller shall promptly meet and discuss in good faith when the relevant condition(s) may be expected to be satisfied. If the Purchaser and the Seller are unable to agree an alternative date for the satisfaction of the relevant condition(s) to the Cygnus Interests Closing set out in clause 3.1, then either the Seller or the Purchaser may, by the serving of thirty (30) days’ notice on the other, terminate this Agreement, such termination to take effect (subject to clause 3.4) on the expiry of such thirty (30) day notice period and be without prejudice to any accrued rights the parties may have arising from any prior breach of the terms of this Agreement save that the Surviving Provisions shall continue in full force and effect. In the event that the relevant condition(s) precedent to the Cygnus Interests Closing are satisfied prior to the expiry of such thirty (30) day notice period, the parties shall proceed to Cygnus Interests Closing.
3.4 Notwithstanding the provisions of clause 3.3, the Seller or the Purchaser, as the case may be, may, by notice served within fourteen (14) days of receipt of any notice which may have been served upon it pursuant to clause 3.3, request an extension of the time for the satisfaction of the relevant condition(s) precedent for a period of no more than two (2) Months (the Cygnus Interests Closing Extension Period). The party receiving any such notice pursuant to this clause 3.4 shall not unreasonably withhold or delay its agreement to any such request. In the event that the time for the satisfaction of the relevant condition(s) precedent is extended and such condition(s) precedent are:
(a)	satisfied prior to the expiry of the Cygnus Interests Closing Extension Period, the parties shall proceed to Cygnus Interests Closing; or
(b)	not satisfied prior to the expiry of the Cygnus Interests Closing Extension Period, this Agreement shall terminate without prejudice to any accrued rights the parties may have arising from any prior breach of the terms of this Agreement save that the Surviving Provisions shall continue in full force and effect.

4. Interim Period
4.1 During the Interim Period (to the extent the same falls after the date hereof), the Seller shall:
(a)	(having notified the Purchaser in advance of the subject matter thereof and acting in accordance with Good Industry Practice and subject to the terms of the Interests Documents) consult with the Purchaser and, where reasonably practicable, take into account any reasonable requests or directions of the Purchaser in relation to any material decision in connection with the Cygnus Interests and on any resolutions submitted to meetings of the Operating Committee (as defined in the Joint Operating Agreement for the Cygnus Licences);
(b)	not (by act or omission) breach in any material respect any of the provisions of the Cygnus Interest Documents (and shall notify the Purchaser in a timely manner of any facts or circumstances of which it is aware which indicate that there has been such a material breach by any other party or that such a material breach by the Seller has occurred);
(c)	not enter into or become party to any new licences, operating agreements, farm-in or farm-out agreements, unitisation agreements, transportation agreements, oil or gas sale or supply agreements or any other agreement or undertaking (by whatever name called) in relation to or affecting the Cygnus Interests or trade, relinquish, surrender, sell, assign or amend the Cygnus Interests (or agree to do any of the foregoing in the future) without the prior written approval of the Purchaser (not to be unreasonably withheld or delayed) save as contemplated by this Agreement and/or to the extent required by legislation or Government regulation;
(d)	continue to carry on its activities in relation to the Cygnus Interests in all respects in the ordinary and usual course of business and comply with previously agreed decisions of the operating committees in relation to the Cygnus Interests and any Cygnus Interests Documents to which it is a party and the CGG Agreement;
(e)	not approve any work programme, budget, expenditure or capital commitment relating to the Cygnus Interests involving expenditure in excess of one hundred thousand Pounds (£100,000) (Seller’s share) in any case other than:
(i)	any such expenditure as is covered by any budget approved and disclosed in writing to the Purchaser prior to the date of this Agreement; or

(ii)	any such expenditure in respect of which the Purchaser has given its prior written approval (not to be unreasonably withheld or delayed); or

(iii)	any expenditure necessitated by any emergency (in which case the Seller shall consult with the Purchaser to the extent practicable in the circumstances and, where reasonably practicable, take into account any reasonable requests or directions of the Purchaser);
(f)	conduct its affairs regarding the Cygnus Interests (and, to the extent within its reasonable control, operations thereunder) in accordance with Good Industry Practice;
(g)	keep the Purchaser fully informed in a timely manner on any and all matters (not of a routine nature) relating to the Cygnus Interests;

(h)	not do or omit to do anything which would result in a breach of any of the Warranties given by it if such Warranties were repeated at Cygnus Interests Closing;
(i)	not, except without the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed), amend or agree to amend any of the Cygnus Interest Documents in any respect in so far as such amendment or agreement to amend relates to or affects the Cygnus Interests or waive or agree to waive any of its rights or remedies thereunder or arising therefrom in so far as such rights and remedies relate to the Cygnus Interests;
(j)	co-operate with the Purchaser so as to ensure an efficient handover of the Cygnus Interests on the Cygnus Interests Closing Date;
(k)	not propose, approve or participate in any sole risk operations in respect of the Cygnus Interests;
(l)	immediately notify the Purchaser in writing of any matter or proposal that may: (i) have a material adverse effect on the value of the Cygnus Interests; (ii) constitute a breach of a Warranty set out in Schedule 1 (as if such Warranty was repeated continuously throughout the Interim Period); or (iii) be materially inconsistent with information set out in the Disclosure Letter, and consult with the Purchaser in relation to that matter or proposal and take account of any reasonable requests or directions of the Purchaser;
(m)	to the extent practicable, consult with the Purchaser in relation to any matter requiring its vote under the Joint Operating Agreement or any other operating agreement relating to the Cygnus Interests and, where reasonably practicable, take account of the Purchaser’s reasonable requests or directions; and
(n)	not dispose of or grant any Encumbrance in respect of any or all parts of the Cygnus Interests.
5. Cygnus Interests Closing
5.1 The Cygnus Interests Closing shall take place at the London offices of the Seller’s lawyers or such other place as the Purchaser and the Seller may agree from time to time on the fifth (5th) Business Day after the date on which the conditions set out in clause 3.1 have been fulfilled, or on such other date as may be agreed in writing between the Seller and the Purchaser (the Cygnus Interests Closing Date).
5.2 At the Cygnus Interests Closing each of the Purchaser and the Seller shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 5.
5.3 If either the Seller or the Purchaser fails to comply with any obligation in Schedule 5, the other party shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the party in default on the date the Cygnus Interests Closing would otherwise be due to take place, to:
(a)	require the Cygnus Interests Closing to take place so far as practicable having regard to the defaults which have occurred; or

(b)	fix a new date for the Cygnus Interests Closing (being not more than ten (10) Business Days after the original date proposed for Cygnus Interests Closing) in which case the provisions of this clause 5 (other than this clause 5.3) and Schedule 5 shall apply to the Cygnus Interests Closing as so deferred but on the basis that such deferral may only occur once.
5.4 If either the Seller or the Purchaser fails to comply with any obligation in Schedule 5 on the deferred date for Cygnus Interests Closing, the other party shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the party in default, to terminate this Agreement with immediate effect save that the Surviving Provisions shall continue in full force and effect.
6. Post Cygnus Interests Closing Adjustments
6.1 Following the Cygnus Interests Closing Date, adjustment payments shall be made in accordance with clause 2 to account for amounts falling due as Adjustments as provided for in clause 6.2.
6.2 The Purchaser shall be liable to the Seller for an amount calculated as an aggregate of the following:
(a)	all cash calls, advances and other payments made by (or on behalf of) the Seller in respect of the Cygnus Interests under any of the Cygnus Interest Documents and pursuant to the CGG Agreement to the extent it has been assigned to the Purchaser on terms acceptable to the Purchaser and Seller (but excluding payments made pursuant to the insurance arrangements and, for the avoidance of doubt, the CGG Agreement to the extent it has not been so assigned) on or after the Effective Date which relate to expenditure incurred between the Effective Date and the Cygnus Interests Closing Date; plus
(b)	any amounts owing to, or pre-paid or overpaid by (or on behalf of) the Seller in respect of the Interests under any of the Cygnus Interest Documents before the Effective Date which have not been paid or repaid to the Seller at the Cygnus Interests Closing Date; less
(c)	the sum of:
(i)	the Estimated Aggregate Cash Call Amount;

(ii)	all cash calls, advances and other payments made by (or on behalf of) the Seller in respect of the Cygnus Interests under any of the Cygnus Interest Documents on or after the Effective Date which relate to expenditure incurred before the Effective Date;

(iii)	any amounts owed, unpaid or underpaid by (or on behalf of) the Seller in respect of the Interests under any of the Cygnus Interest Documents before the Effective Date which have not been paid by the Seller at the Cygnus Interests Closing Date; and

(iv)	any amounts received and retained without claim by the Seller under the Cygnus Interest Documents on or after the Effective Date in respect of the Cygnus Interests which accrue and relate to any event arising on or after the

Effective Date excepting those amounts which are the subject of clauses 6.2(a) and 6.2(b) above.
The amount calculated in accordance with clause 6.2 shall be collectively referred to as the Adjustments.
6.3 For the avoidance of doubt, the provisions of this clause 6 are subject to the provisions of clause 11 and no amount paid by either party in accordance with this clause 6 shall be construed as a waiver of such party’s rights pursuant to clause 11 or the Warranties after the Cygnus Interests Closing.
7. Exploration Interests Conditions Precedent
7.1 The obligations of the Purchaser and the Seller to complete the sale and purchase of the Exploration Interests under this Agreement are conditional on satisfaction of the following conditions:
(a)	the Seller having been awarded all or part of the Exploration Blocks by the Secretary no later than 31 March 2011;
(b)	Cygnus Interests Closing having occurred;
(c)	the Secretary’s written consent to the assignment of the Exploration Interests and the transaction contemplated by this Agreement being obtained, in form and substance reasonably acceptable to the Seller and the Purchaser; and
(d)	all necessary written consents, approvals or waivers as the case may be by the Relevant Third Parties in relation to the transfer of the Exploration Interests being obtained (including, without limitation, waivers by any Relevant Third Parties of any and all pre-emptive rights that it may have to the Exploration Interests), in form and substance reasonably acceptable to the Seller and the Purchaser, and the execution of the Assignment Documents relating to the Exploration Interests by such Relevant Third Parties (other than the Secretary).
7.2 The Purchaser and the Seller shall each use all reasonable endeavours to obtain fulfilment of the conditions set out in clauses 7.1(a), 7.1(b), 7.1(c) and 7.1(d) within sixty (60) days from the date the Exploration Blocks are awarded to the Seller (or such later date as may be agreed).
7.3 If the Exploration Interests Closing has not occurred within the period specified in clause 7.2, the Purchaser and the Seller shall promptly meet and discuss in good faith when the relevant condition(s) may be expected to be satisfied. If the Purchaser and the Seller are unable to agree an alternative date for the satisfaction of the relevant condition(s) to the Exploration Interests Closing set out in clause 7.1, then either the Seller or the Purchaser may, by the serving of thirty (30) days’ notice on the other, terminate the provisions of this Agreement which relate to (but only to the extent that they relate to) the sale and purchase of the Exploration Interests, such termination to take effect (subject to clause 7.4) on the expiry of such thirty (30) day notice period and be without prejudice to any accrued rights the parties may have arising from any prior breach of the terms of this Agreement. In the event that the relevant condition(s) precedent to the Exploration Interests Closing are satisfied prior to the expiry of such thirty (30) day notice period, the parties shall proceed to Exploration Interests Closing.

7.4 Notwithstanding the provisions of clause 7.3, the Seller or the Purchaser, as the case may be, may, by notice served within fourteen (14) days of any notice which may have been served upon it pursuant to clause 7.3, request an extension of the time for the satisfaction of the relevant condition(s) precedent for a period of no more than two (2) Months (the Exploration Interests Closing Extension Period). The party receiving any such notice pursuant to this clause 7.4 shall not unreasonably withhold or delay its agreement to any such request. In the event that the time for the satisfaction of the relevant condition(s) precedent is extended and such condition(s) precedent are:
(a)	satisfied prior to the expiry of the Exploration Interests Closing Extension Period, the parties shall proceed to Exploration Interests Closing; or
(b)	not satisfied prior to the expiry of the Exploration Interests Closing Extension Period, this Agreement shall terminate without prejudice to any accrued rights the parties may have arising from any prior breach of the terms of this Agreement save that the Surviving Provisions shall continue in full force and effect.
8. Exploration Interests Closing
8.1 The Exploration Interests Closing shall take place at the London offices of the Seller’s lawyers or such other place as the Purchaser and the Seller may agree from time to time on the fifth Business Day after the date on which the conditions set out in clause 7.1 have been fulfilled, or on such other date as may be agreed in writing between the Seller and the Purchaser (the Exploration Interests Closing Date).
8.2 At the Exploration Interests Closing each of the Purchaser and the Seller shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates (as the case may be) in Schedule 6.
8.3 If either the Seller or the Purchaser fails to comply with any obligation in Schedule 6, the other party shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the party in default on the date the Exploration Interests Closing would otherwise be due to take place, to:
(a)	require the Exploration Interests Closing to take place so far as practicable having regard to the defaults which have occurred; or
(b)	fix a new date for the Exploration Interests Closing (being not more than ten (10) Business Days after the original date for Exploration Interests Closing) in which case the provisions of this clause 8 (other than this clause 8.3) and Schedule 6 shall apply to the Exploration Interests Closing as so deferred but on the basis that such deferral may only occur once.
8.4 If either the Seller or the Purchaser fails to comply with any obligation in Schedule 6 on the deferred date for Exploration Interests Closing, the other party shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the party in default, to terminate the provisions of this Agreement which relate to (but only to the extent that they relate to) the sale and purchase of the Exploration Interests with immediate effect.

9. Seller Warranties
9.1 The Seller warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties set out in Schedule 1 and as at the Cygnus Interests Closing Date in the terms of the Repeated Warranties. The Warranties are given subject to the limitations set out in Schedule 2.
9.2 None of the limitations in Schedule 2 shall apply to any claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation by any director, officer or employee of any member of the Seller Group.
9.3 The Purchaser acknowledges and agrees that (except as provided under the Warranties in Schedule 1) no other statement, promise or forecast made by or on behalf of the Seller or any member of the Seller Group may form the basis of any claim by the Purchaser or any other member of the Purchaser Group under or in connection with this Agreement or any Transaction Document. In particular, except as provided under the Warranties in Schedule 1, the Seller does not make any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser, its Affiliates or to its or their advisors on or prior to the date of this Agreement (including those contained in the Information Memorandum and any documents in the Data Room).
9.4 Except as provided under the Warranties in Schedule 1, neither the Seller nor any of its Affiliates nor any of their respective representatives makes or has given any representation, warranty, covenant, undertaking, indemnity or other statement (expressly or impliedly) in respect of, and the Purchaser acknowledges and confirms that it is solely responsible for forming its own opinion as to:
(a)	the amount, quality or deliverability of hydrocarbons, or other reserves attributable to the Interests;
(b)	any geological, geophysical, technical, engineering (including petroleum engineering), economic or other data, designs, drawings, maps, models, interpretations, forecasts or evaluations;
(c)	any geological formation, drilling prospect or hydrocarbon reserves;
(d)	the repair, condition, working order, fitness for purpose or future performance or capability of any property, plant or equipment forming part of or relating to the Interests; and
(e)	the amount, nature or timing of Decommissioning Liabilities and Environmental Liabilities.
9.5 Except in the case of and as against any individual or entity who has acted fraudulently, the Purchaser agrees and undertakes with the Seller (the Seller contracting for itself and on behalf of each individual and entity referred to in this clause 9.5) that, in relation to the matters contemplated under this Agreement, neither it nor any other member of the Purchaser Group has any rights against, and will waive and shall not make any claim against, any employee, director, officer or agent or any member of the Seller Group (other than the Seller itself) on whom the Purchaser may have relied before agreeing to any term of this Agreement or Assignment Document.

9.6 Notwithstanding clause 31 (Third Party Enforcement Rights) the provisions of clause 9.5 may be relied upon and enforced by each individual or entity for whose benefit it is expressed or intended to be given.
10. Purchaser Warranties
The Purchaser warrants to the Seller as at the date of this Agreement in the terms of the warranties set out in Schedule 3.
11. Indemnities
11.1 Subject to clauses 6.3 and 11.4, the Seller shall be liable for costs, charges, expenses, liabilities and obligations in respect of the Cygnus Interests (together Obligations) which accrue in or relate to any period before the Effective Date irrespective of whether the invoice or notification relating to such Obligations is received before or after the Effective Date and the Seller shall be entitled to all income, receipts, rebates and other financial benefits in respect of or attributable to the Cygnus Interests (together Benefits) which accrue in or relate to any period before the Effective Date irrespective of whether notification of such Benefits is received before or after the Effective Date.
11.2 The Purchaser shall be liable for all Obligations and entitled to all Benefits that accrue in or relate to any period on or after the Effective Date irrespective of whether the invoice or notification relating to such Obligation or Benefit is received before or after the Effective Date.
11.3 Subject to clauses 9 and 15 and any express provision to the contrary contained in this Agreement and subject to clause 11.1:
(a)	if any Obligations (irrespective of whether the invoice or notification relating to such Obligations is received before or after the Effective Date) are incurred by the Seller in respect of any period on or after the Effective Date, the Purchaser shall reimburse and indemnify the Seller in respect thereof;
(b)	if any Obligations (irrespective of whether the invoice or notification relating to such Obligations is received before or after the Effective Date) are incurred by the Purchaser in respect of any period prior to the Effective Date, the Seller shall reimburse and indemnify the Purchaser in respect thereof;
(c)	if any Benefits (irrespective of whether notification of such Benefits is received before or after the Effective Date) accrue to the Seller in respect of any period on or after the Effective Date, the Seller shall account to and reimburse the Purchaser in respect thereof; and
(d)	if any Benefits (irrespective of whether notification of such Benefits is received before or after the Effective Date) accrue to the Purchaser in respect of any period prior to the Effective Date, the Purchaser shall account to and reimburse the Seller in respect thereof.
11.4 Any amount to be paid or reimbursed in accordance with clause 11.3 or any other provision of this clause 11 shall be paid or reimbursed on an after tax basis within ten (10) Business Days of receipt thereof (or, in the case of Obligations, within ten (10) Business Days of receipt of notification from the party which has incurred such Obligations) to the Seller’s Account(s) or the account notified by the Purchaser to the Seller with such notice (as the case may be).
For the avoidance of doubt and without prejudice to the generality of the foregoing provisions of this clause 11, the Purchaser shall at its cost and expense perform and shall be responsible for and shall indemnify and hold the Seller harmless against any and all Environmental Liabilities and any and all Decommissioning Liabilities under the Cygnus Licences or other Cygnus Interest Documents, to the extent that such obligations are attributable to the Cygnus Interests, of whatsoever nature and howsoever arising on or after the Effective Date.
11.5 Notwithstanding any provision of this Agreement, the Seller shall not be entitled to claim or reclaim under any of the indemnities in this clause 11, any amount payable or paid to the Purchaser for breach of a Warranty in Schedule 1 or any other breach of this Agreement.
11.6 The rights and obligations in this clause 11 shall not come into effect unless and until Cygnus Interests Closing takes place.
12. Conduct of Purchaser Claims
If the Purchaser becomes aware of any claim or potential claim by a third party (a Third Party Claim), or of any other matter or circumstance, which might result in a claim or a claim under the indemnities given in favour of the Purchaser in clause 11 above being made, the Purchaser shall:
(a)	promptly (and in any event within five (5) Business Days of becoming aware of it) give notice of the Third Party Claim or other matter or circumstance to the Seller and ensure that the Seller and its representatives are given all reasonable information and facilities to investigate it;
(b)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without prior written approval of the Seller (not to be unreasonably withheld or delayed);
(c)	(subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of that Third Party Claim) ensure that it and each member of the Purchaser Group shall:
(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Seller (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim; and

(iii)	provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.

13. Conduct of Seller Claims
If the Seller becomes aware of any Third Party Claim, or of any other matter or circumstance, which might result in a claim under the indemnities given in favour of the Seller in clause 11 above being made, the Seller shall:
(a)	promptly (and in any event within five (5) Business Days of becoming aware of it) give notice of the Third Party Claim or other matter or circumstance to the Purchaser and ensure that the Purchaser and its representatives are given all reasonable information and facilities to investigate it;
(b)	not (and ensure that each member of the Seller Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without prior written approval of the Purchaser (not to be unreasonably withheld or delayed);
(c)	(subject to the Seller or the relevant member of the Seller Group being indemnified by the Purchaser against all reasonable out of pocket costs and expenses incurred in respect of that Third Party Claim) ensure that it and each member of the Seller Group shall:
(i)	take such action as the Purchaser may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Purchaser (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim; and

(iii)	provide such information and assistance as the Purchaser may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.
14. No Rights of Rescission or Termination
14.1 In the event of a breach by the Seller of the Title Warranties, the Purchaser shall be entitled to rescind or terminate this Agreement prior to or on (but not after) the Cygnus Interests Closing Date (in addition to and without prejudice to all other rights and remedies available) save that the Surviving Provisions shall continue in full force and effect.
14.2 Except as set out in clauses 3.3, 3.4, 5.3, 7.3, 7.4, 8.4 and 14.1, the Purchaser shall not be entitled to rescind or terminate this Agreement or any provision of this Agreement in any circumstances whatsoever (whether before or after the Cygnus Interests Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.
15. Tax
15.1 The parties agree that the whole of the Consideration, excluding Adjustments, shall be treated as expenditure incurred for the Cygnus Licences.
15.2 The Purchaser and the Seller confirm that they are registered as taxable persons for the purposes of VAT.

15.3 The Purchaser and the Seller confirm that no election has been made and confirm that no election will be made prior to the Cygnus Interests Closing Date under paragraph 2 Schedule 10 Value Added Tax Act 1994 in relation to any part of the Interests.
15.4 The Seller confirms that the Cygnus Interests have been used as part of its business operated by a group of companies which constitute a VAT group of which the Seller is a member as a going concern for the purposes of Article 5 of the Value Added Tax (Special Provisions) Order 1995.
15.5 The Seller and the Purchaser intend that article 5 of the Value Added Tax (Special Provisions) Order 1995 shall apply to the sale of the Interests under this agreement and agree to use all reasonable endeavours to secure that the sale is treated as neither a supply of goods nor a supply of services under that article. In addition, the Purchaser undertakes that it will use the Interests as part of its business of searching for, boring for and getting Petroleum as a going concern for a sufficient period to comply with the requirements of Article 5 of the Value Added Tax (Special Provisions) Order 1995 so that the assignment of the Interests is treated as neither a supply of goods nor a supply of services for VAT purposes.
15.6 Notwithstanding that the parties believe that the sale and transfer hereunder is a transaction which is outside the scope of VAT by virtue of the Value Added Tax (Special Provisions) Order 1995, in the event that either the Purchaser or the Seller is advised in writing by H.M. Revenue & Customs after full disclosure of all material facts that the transaction hereunder is subject to VAT, the Purchaser undertakes that, if called upon to do so by the Seller, it will pay to the Seller on presentation by the Seller of a proper VAT invoice any amounts properly due in respect of VAT set out in such invoice within twenty (20) days of demand.
15.7 Reimbursement pursuant to clauses 6.2 and 11.3 shall be exclusive of VAT which a party (Charging Party) may be required to charge and, if called upon to do so by the Charging Party, the Seller or the Purchaser (as the case may be) undertakes to pay the Charging Party on presentation of a VAT invoice any amounts properly due in respect of VAT set out in such invoice within twenty (20) days of demand.
15.8 The Seller covenants to retain the records relating to the Interests as required by paragraph 6 Schedule 11 Value Added Tax Act 1994 and the parties agree that the Purchaser shall retain access at all reasonable times during business hours to all books and records retained by the Seller in relation to VAT matters concerning the Interests.
15.9 If the Purchaser pays the Seller an amount in respect of VAT under clause 15.6 and HM Revenue & Customs subsequently determine that all or part of such VAT was not properly chargeable, the Seller shall repay such amount as was not properly chargeable to the Purchaser. The Seller shall make the repayment promptly after any relevant determination by HM Revenue & Customs, unless it has already accounted to HM Revenue & Customs for the VAT. In that case, the Seller shall apply for a refund of the VAT (plus any interest payable by HM Revenue & Customs), use reasonable endeavours to obtain a refund as speedily as practicable, and pay to the Purchaser the amount of the refund and any interest, to the extent received, promptly following receipt from HM Revenue & Customs.
15.10 Subject to clause 15.6 above, payments or reimbursements pursuant to clauses 6.2 and 11.3 in respect of any payment or receipt being an amount in respect of which VAT has been paid or received shall be made on a basis disregarding the VAT element where the VAT paid is fully deductible or is required to be accounted for in full to H M. Revenue & Customs, but otherwise shall be made on a basis which leaves the recipient in no better and no worse a position (after taking account of VAT, and subject to the application of the other provisions of this clause 15) than had the payment or receipt not been made or received.
15.11 Within twenty (20) Business Days after receipt of an invoice from the Seller, the Purchaser shall reimburse to the Seller any amount paid by the Seller with respect to the Interests pursuant to any notice under paragraph 4 of Schedule 15 to the Finance Act 1973 received by the Seller after the Effective Date, provided that the income which gave rise to such assessment was for work performed after the Effective Date and provided further that the Seller has used reasonable endeavours to establish the validity of the aforesaid notice.
15.12 The Seller shall indemnify the Purchaser for any amount which the Purchaser is required to pay pursuant to any notice issued under the aforesaid Act and which related to work performed in respect of the Interests prior to the Effective Date provided the Purchaser has used all reasonable endeavours to establish the validity of such notice.
15.13 Within twenty (20) Business Days after receipt of invoices from the Purchaser, the Seller shall reimburse to the Purchaser any amount paid by the Purchaser with respect to the Interests pursuant to any notice under paragraph 4 of Schedule 15 to the Finance Act 1973 received by the Purchaser after the Effective Date, provided that the income which gave rise to such assessment was for work performed prior to the Effective Date and provided further that the Purchaser has used all reasonable endeavours to establish the validity of the aforesaid notice.
15.14 The Purchaser shall indemnify the Seller for any amount which the Seller is required to pay pursuant to any notice issued under the aforesaid Act and which related to work performed in respect of the Interests on or after the Effective Date provided the Seller has used all reasonable endeavours to establish the validity of such notice.
15.15 The Seller shall not claim capital allowances or seek any deduction in computing profits or gains for UK corporation tax purposes in respect of any expenditure the Seller incurs in respect of the Interests during the Interim Period.
15.16 Before sending any letter regarding the Interests to HM Revenue & Customs, the Seller shall give the Purchaser a reasonable opportunity to comment on it, and shall make such amendments as the Purchaser reasonably requires.
16. Insurance
16.1 Upon the Cygnus Interests Closing, all insurance cover arranged in relation to the Cygnus Interests by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease (other than in relation to insured events taking place before the Cygnus Interests Closing) and no member of the Purchaser Group shall make any claim under any such policies in relation to insured events arising after the Cygnus Interests Closing. The Seller shall be entitled to make arrangements with its insurers to reflect this clause.
16.2 The Seller and Purchaser shall discuss and agree appropriate insurance cover in relation to the Cygnus Interests to be effective on and from the Cygnus Interests Closing.

17. Payments
17.1 Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made to the Seller’s Bank Account. The Seller agrees to pay each member of the Seller Group that part of each payment to which it is entitled.
17.2 Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made to the Purchaser’s Bank Account. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.
17.3 Payments under clauses 17.1 and 17.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
17.4 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay interest on that sum at the Default Interest Rate from but excluding the due date to and including the date of actual payment calculated on a daily basis.
18. Announcements
18.1 Until one (1) month after the Exploration Interests Closing Date, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).
18.2 The restriction in clause 18.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the party making the announcement or issuing the circular shall use its reasonable efforts to consult with the other party in advance as to its form, content and timing.
19. Confidentiality
19.1 For the purposes of this clause 19:
(a)	Confidential Information means:
(i)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, prior to the Cygnus Interests Closing, the Cygnus Interests or, prior to the Exploration Interests Closing, the Exploration Interests; or

(ii)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following the Cygnus Interests Closing, the Cygnus Interests or, following the Exploration Interests Closing, the Exploration Interests; and

(iii)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents,

and includes written information and information transferred or obtained orally, visually, electronically or by any other means; and
(b)	Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisors, accountants and consultants of that party and/or of its respective Affiliates and any banks or financial institutions proposing to provide financing to the Purchaser relating to the Transaction.
19.2 Each of the parties shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except (i) as this clause 19 permits or (ii) with the prior written approval of all other parties.
19.3 Clause 19.2 shall not prevent disclosure by a party or its Representatives to the extent it can demonstrate that:
(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any tax authority) having applicable jurisdiction (provided that the disclosing party shall give written notice to the other party as soon as is reasonably practicable prior to such disclosure and take into account the reasonable comments of the other party);
(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;
(c)	disclosure is of Confidential Information which has previously become publicly available other than through that party’s fault (or that of its Representatives); or
(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document).
19.4 Each of the Seller and the Purchaser undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if they have a clear need to know for purposes connected with this Agreement and only if the Representatives have agreed to abide by the confidentiality obligations hereunder or, where appropriate, are bound by obligations of confidentiality on terms no less onerous than those set out in this Agreement, or where applicable, on terms of professional confidentiality, and the disclosing party assumes all responsibility and liability for any breach of this Agreement (and for any action or omission that would be a breach of this Agreement were it an action or omission of the disclosing party) by itself, any Affiliate or any Representative.
19.5 If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller:
(a)	return to the Seller all written documents and other materials relating to the Seller, the Interests or this Agreement (including any Confidential Information and all copies of Confidential Information in its possession) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives);
(b)	destroy all information or other documents derived from such Confidential Information; and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.
The Purchaser shall procure that any persons in clauses 19.3 and 19.4 above to whom it has disclosed any Confidential Information shall do the same and confirm in writing to the Seller that its obligations under this clause 19.5 have been complied with in full.
19.6 Clause 19.5 shall not however apply to:
(a)	Confidential Information that is required to be retained by the Purchaser by law, governmental order, decree, regulation or rule by any relevant stock exchange regulations; or
(b)	Confidential Information which has been automatically backed up on the computer systems of the Purchaser or of any person to whom the Confidential Information has been disclosed in accordance with this clause 19. To the extent that such computer back up procedures create copies of the Confidential Information, the Purchaser and/or such persons, as appropriate, may retain such copies for the period they normally archive backed up computer records.
20. Assignment
20.1 Except as provided in this clause 20 or unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it, except that the Purchaser may assign or transfer its rights under this Agreement to an Affiliate provided that before any such assignee ceases to be a member of the Purchaser Group, the assignee shall ensure that it shall re-assign or transfer its rights under this Agreement to the Purchaser or to another continuing member of the Purchaser Group. Any purported assignment in contravention of this clause 20 shall be void.
20.2 If an assignment is made in accordance with this clause 20, the liabilities of the members of the Seller Group to the Purchaser Group under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.
21. Further Assurances
21.1 Each of the Seller and the Purchaser shall, for a period of 6 months from the Exploration Interests Closing Date, execute (or procure the execution of) such further documents as may be required by law or be necessary to implement and give effect to this Agreement.
21.2 Each of the Seller and the Purchaser shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.
22. Costs
22.1 Subject to clause 22.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for its own costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transaction.
22.2 The Purchaser or its Affiliates shall bear all stamp duty, notarisation fees or other documentary transfer or transaction duties, and all stamp duty reserve tax, stamp duty land tax and any other transfer taxes including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents.
23. Notices
23.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.
23.2 The addresses and fax numbers of the parties for the purpose of clause 23.1 are:

Seller	Address:	Fax:
For the attention of:	Endeavour International Corporation	+1 713 307 8793
William L Transier	1001 Fannin Street, Suite 1600
Houston, Texas 77002
United States

Copy to:	33rd Floor	+44 20 7451 2352
Carl Grenz	City Point
One Ropemaker Street
London EC2Y 9UE
United Kingdom

Copy to:	Freshfields Bruckhaus Deringer LLP	+44 20 7832 7001
Jonathan Rees/	65 Fleet Street
Graham Watson	London EC4Y 1HS
UK

Purchaser and
Purchaser’s Guarantor	Address:	Fax:
For the attention of:	Bayerngas E&P Limited and	+44 1959 567459
Gerry Harrison	Bayerngas UK Limited
Genesis House
1 & 2 The Grange
High Street
Westerham
Kent TN16 1AH
United Kingdom

Copy to:	Watson Farley & Williams LLP	+44 20 7814 8141
Chris Kilburn	15 Appold Street
London
EC2A 2HB
24. Conflict with other Agreements
If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Seller Group and any members of the Purchaser Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.
25. Whole Agreement
This Agreement and the other Transaction Documents together set out the whole agreement between the parties in respect of the sale and purchase of the Interests and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction. It is agreed that:
(a)	no party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other party (or any of its Connected Persons) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;
(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;
(c)	the only right or remedy of a party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and
(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to the other party (or its respective Connected Persons) in relation to the Proposed Transaction, provided that this clause shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation. Each party agrees to the terms of this clause 25 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a party) the officers, employees, agents and advisors of that party or any of its Affiliates.
26. Waivers, Rights and Remedies
Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.
27. Counterparts
This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.
28. Variations
No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.
29. Invalidity
Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.
30. Waiver of Right of Set Off
30.1 Each party waives and relinquishes any right of set off or counterclaim, deduction or retention which it might otherwise have in respect of any claim against or out of any payments which that party may be obliged to make (or procure to be made) to the other party pursuant to this Agreement or otherwise.
31. Third Party Enforcement Rights
31.1 The persons specified in clause 9.5 (Seller Warranties) and the Connected Persons specified in clause 25 (Whole Agreement) shall have the right to enforce the relevant terms of that clause by reason of the Contracts (Rights of Third Parties) Act 1999. This right is subject to (i) the rights of the parties to amend or vary or terminate this Agreement without the consent of any of the persons specified in clause 9.5 or any Connected Person and (ii) the other terms and conditions of this Agreement.
31.2 Except as provided in clause 31.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.
32. Governing Law and Jurisdiction
32.1 This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.
32.2 English courts shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Agreement (including claims for set-off and counterclaims), including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and (ii) any non-contractual obligations arising out of or in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts, waives any objections to the jurisdiction of those courts and irrevocably agrees that a judgment or order of the English courts in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
33. Guarantee
33.1 In consideration of the Seller entering into this Agreement, the Purchaser’s Parent unconditionally and irrevocably guarantees to the Seller as a continuing obligation that the Purchaser will comply properly and punctually with its obligations under this Agreement and each Transaction Document. The Purchaser’s Parent’s obligations under this clause 33 are primary obligations and not those of a mere surety.
33.2 The Purchaser’s Parent’s liability under this Agreement and the Transaction Documents shall not be discharged or impaired by:
(a)	any amendment, variation or assignment of this Agreement or any Transaction Document or any waiver of its or their terms;
(b)	any full or partial release of, or granting of time or other indulgence to, the Purchaser or any third party;
(c)	any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstances affecting the Purchaser or the Seller (or any act taken by the Seller or the Purchaser in relation to any such event); or
(d)	any other act, event, neglect or omission (whether or not known to the Purchaser, the Seller or the Purchaser’s Parent) which would or might (but for this clause) operate to impair or discharge the Purchaser’s Parent’s liability or afford the Purchaser’s Parent or the Purchaser any legal or equitable defence, in each case whether or not the Purchaser’s Parent has been notified or is otherwise aware of any of the matters set out above.
33.3 In consideration of the Seller entering into this Agreement, as a separate, additional continuing and primary obligation, the Purchaser’s Parent undertakes to indemnify the Seller and each of its Affiliates against any costs or losses suffered or incurred by any of them as a result of the Purchaser’s failure to comply properly and punctually with its obligations under this Agreement or any Transaction Document.

SCHEDULE 1
SELLER WARRANTIES
1. The Seller is a licensee of the Cygnus Licences and is the sole legal and beneficial owner of the Cygnus Interests;
2. Following the satisfaction of the conditions in clauses 3.1(a) and 3.1(b), the Seller will have the right to transfer and assign full legal and beneficial ownership of the Cygnus Interests to the Purchaser;
3. Subject to the provisions of the Cygnus Interest Documents, no mortgage, charge (whether fixed or floating), pledge, lien, encumbrance or other security or net profit or royalty interest is in existence and in force over the Cygnus Interests nor, subject as aforesaid, is there in effect any agreement or commitment to create the same, nor are there any other matters which restrict the Seller’s ability freely to dispose of the Cygnus Interests or any Petroleum attributable thereto;
4. The Seller has not committed any breach of the Cygnus Licences or any of the Cygnus Interest Documents nor is the Seller aware that any of the parties to any of the Cygnus Interest Documents has committed any breach of, or is in default under, any of the Cygnus Interest Documents, which breach, at the date of making this statement, is in either case of a material nature and is subsisting;
5. The Cygnus Licences and all rights and interests of the Seller thereunder or deriving therefrom are in full force and effect. No act or omission of the Seller, or, so far as the Seller is aware, of any other licensee of the Cygnus Licences has occurred which would entitle the Secretary to revoke the Cygnus Licences, and no notice has been given to the Seller or, so far as the Seller is aware, to any other licensee of the Cygnus Licences, by the Secretary of any intention to revoke the Cygnus Licences;
6. The Cygnus Licences are not in the course of being surrendered in whole or in part and no action has been taken and no notice has been served in relation to the same;
7. So far as the Seller is aware, none of the current licensees of the Cygnus Licences or the current parties to any Cygnus Interests Documents has given any notice of withdrawal from the relevant Cygnus Licence or Cygnus Interest Document;
8. So far as the Seller is aware, all accrued obligations and liabilities imposed by the Cygnus Licences, including without limitation the work obligations arising from the Cygnus Licences, have been duly fulfilled and discharged and there are no outstanding work obligations to be fulfilled under the Cygnus Licences and the Secretary has not given notice to the Seller of any intention to require further works to be conducted (whether in relation to exploration or development) or to call for the submission of or impose a development programme or abandonment programme;
9. None of the plant and machinery to be transferred under or in connection with this Agreement is a Long Life Asset as defined in Chapter 10 of Part 2 Capital Allowance Act 2001;
10. The Seller is not aware of, and has not received any notice concerning, any Environmental Matter or breach of Environmental Law in relation to the Cygnus Interests nor, so far as the Seller is aware, has any operator in relation to the Cygnus Interests become aware of any such matter or breach or received any such notice and, so far as the Seller is aware, there are no facts or circumstances which may lead to any breach of, or liability under, any Environmental Law or any Environmental Liabilities;
11. So far as the Seller is aware, all wells in the area covered by the Cygnus Licences have been plugged and abandoned in accordance with Good Industry Practice;
12. No sole risk operations have been proposed in any operating committee meeting relating to the Cygnus Interests in the two years prior to the date of this Agreement and no sole risk operations have been or, so far as the Seller is aware, are being carried out by any of the parties to any of the Cygnus Interests Documents in such two year period;
13. So far as the Seller is aware, no operator in relation to the Cygnus Interests has received any written notice given pursuant to any health or safety legislation prohibiting or suspending the activities of the operator;
14. So far as the Seller is aware, each operator in relation to the Cygnus Interests is not in material breach of any the applicable Cygnus Interests Documents;
15. All material obligations and liabilities required to be performed by the Seller pursuant to the Cygnus Interests Documents have been duly performed and all cash calls due and payable by the Seller as at the Effective Date have or will have been paid in full, as the case may be;
16. The Seller is not party to any litigation or arbitration or administrative proceedings in respect of which proceedings have been initiated or summons or other formal pleading has been served or judgement issued, nor is there any claim (whether or not formulated within a formal pleading as aforesaid) or dispute in relation to, and which is likely materially to prejudice or detrimentally affect in any material manner, the Cygnus Interests, and the Seller is not aware that any such litigation, arbitration, administrative proceedings, claim or dispute is threatened or pending either by or against the Seller, and there are no facts known to the Seller which are likely to give rise to any claim or dispute which is likely so to prejudice or detrimentally affect in any material manner the Cygnus Interests, and, so far as the Seller is aware, none of the other licensees of the Cygnus Licences or parties to the Cygnus Interest Documents is a party to any litigation, arbitration or administrative proceedings or any claim or dispute or judgement in relation to, and which is likely to prejudice or detrimentally affect in any material manner, the Cygnus Interests;
17. Neither the Seller nor any Affiliate is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Seller or any of its Affiliates and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Seller or any of its Affiliates and no event has occurred to give the right to enforce such security;
18. The Cygnus Interest Documents are the only documents of which the Seller is aware which govern or relate to the creation, existence and validity of the Cygnus Interests and the copies thereof made available to the Purchaser are true and complete copies thereof;
19. The Seller is duly incorporated with limited liability and validly existing under the laws of England and Wales;

20. The documents which contain or establish the Seller’s constitution incorporate provisions which authorise, and all necessary corporate action has been taken on the part of the Seller to authorise, the Seller to execute and deliver this Agreement and perform the transactions contemplated by this Agreement;
21. Subject to the fulfilment of the conditions in clause 3 and clause 7, entry into and performance by the Seller of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party;
22. The Seller has not at any time, since it was established, had any employees, managers or directors who has or may claim to have any rights against the Purchaser by virtue of The Transfer of Undertakings (Protection of Employment) Regulations 2006 in connection with or arising out of the sale and purchase of the Cygnus Interests under this Agreement;
23. The Seller has complied in all material respects with all statutory provisions, rules, regulations, orders and directions in relation to the Cygnus Interests concerning VAT contributions including the making of accurate returns and payments within the applicable time limits and the proper maintenance and preservation of records, and the Seller has not been given any penalty, notice or warning regarding the same;
24. The Seller is not involved in any material dispute with, and is not the subject of any enquiries by, HM Revenue & Customs or any other appropriate fiscal authority, whether of the United Kingdom or elsewhere, concerning any matter likely to affect the Cygnus Interests in any way other than routine enquiries of a minor nature following the submission of computations and returns; and
25. In respect of all documents (other than those which have ceased to have any legal effect) to which the Seller is a party and which are necessary to establish the title of the Seller to the Interests, all applicable stamp duties or registration charges have been duly paid.

SCHEDULE 2
LIMITATIONS ON LIABILITY
Limitations on Seller Liability
1. Time Limits. The Seller shall not be liable for any Claim unless the Seller receives from the Purchaser written notice containing specific details of the Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Claim prior to the date that is twelve (12) Months after the Cygnus Interests Closing Date.
2. Thresholds for Claims. The Seller shall not be liable for any single Claim:
(a)	unless the amount of the liability pursuant to that single Claim exceeds five hundred thousand Dollars ($500,000); and
(b)	unless the aggregate amount of the liability of the Seller for all Claims not excluded by sub paragraph (a) exceeds two per cent (2%) of the Consideration.
3. Maximum limit for Claims. Other than in respect of a Claim under the Title Warranties or the Status Warranties, the aggregate amount of the liability of the Seller for all Claims shall not exceed twenty-five per cent (25%) of the Consideration.
4. Maximum limit for indemnity claims. The aggregate amount of the liability of the Seller for all claims under one or more indemnities pursuant to this Agreement shall not exceed fifty per cent (50%) of the Consideration.
5. Claim to be withdrawn unless litigation commenced. Any claim by the Purchaser under this Agreement (except for any claim which is based on a contingent liability) shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn nine (9) Months after (i) the notice is given pursuant to paragraph 1 of this Schedule or (ii) the Purchaser becomes aware of its right to make a claim (other than a Claim), unless legal proceedings in respect of it have been commenced by being both issued and served.
6. Matters disclosed. The Seller shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Claim is fairly disclosed in this Agreement, the Disclosure Letter, any Transaction Document or any document disclosed in the Data Room.
7. Contingent liabilities. If any claim under this Agreement is based upon a liability which is contingent only, the Seller shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but the Purchaser has the right under paragraph 1 of this Schedule 2 to give notice of any Claim before such time).
8. No liability for claims arising from acts or omissions of Purchaser. The Seller shall not be liable for any claim under this Agreement to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:
(a)	after the Cygnus Interests Closing by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents or successors in title); or
(b)	before the Cygnus Interests Closing by any member of the Seller Group at the direction or request of the Purchaser or any member of the Purchaser Group,

outside the ordinary and usual course of business as at the Cygnus Interests Closing or pursuant to a legally binding commitment vested on or before such date.
9. Purchaser’s duty to mitigate. The Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage which it may suffer in consequence of any breach by the Seller of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a claim.
10. Recovery from third party after payment from Seller. Where the Seller has made a payment to the Purchaser in relation to any claim and the Purchaser or any member of the Purchaser Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or loss which is the subject of a claim, the Purchaser or relevant member of the Purchaser Group shall (i) promptly notify the Seller of the fact and provide such information as the Seller may reasonably require (ii) take all reasonable steps or proceedings as the Seller may require to enforce such right and (iii) pay to the Seller as soon as practicable after receipt so much of the amount paid by the Seller as does not exceed the amount recovered by the third party (net of taxation and less any reasonable costs of recovery and applicable deductibles).
11. Insured Claims.The Seller shall not be liable in respect of any Claim to the extent that the amount of such Claim is covered by a policy of insurance (net of any reasonable costs of recovery and applicable deductibles) or would have been so covered if the policies of insurance had been maintained after Closing on no less favourable terms than those existing at the date of this Agreement.
12. Net financial benefit. The Seller shall not be liable to satisfy any claim to the extent of any corresponding saving by or net quantifiable financial benefit to the Purchaser or any member of the Purchaser Group arising from the matter(s) giving rise to such claim, including the amount (if any) by which any tax for which the Purchaser or any member of the Purchaser Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter(s) giving rise to the claim but having regard to any delay which may be experienced in enforcing or utilising such net benefit or saving.
13. No liability for legislation or changes in rates of tax. The Seller shall not be liable for any claim if and to the extent it is attributable to, or the amount of such claim is increased as a result of, any (i) legislation not in force at the date of this Agreement (ii) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice or (iii) change in the rates of taxation in force at the date of this Agreement, in each case having retrospective effect.
14. No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one claim.
15. Consequential loss. Neither the Purchaser nor any member of the Purchaser Group shall be entitled to claim for any punitive, special, indirect or consequential loss or loss of profit or for any loss of goodwill or possible business after Closing, whether actual or prospective.
16. Purchaser’s knowledge. The Seller shall not be liable for any Claim if and to the extent that the Purchaser is actually aware at the date of this Agreement of the fact, matter,

event or circumstance which is the subject matter of such Claim in sufficient detail to understand the associated liability.
17. Seller to have opportunity to remedy breaches. If a breach of the Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Seller written notice of the breach and the breach is not remedied by the Seller as soon as practicably possible and in any event within fifteen (15) days after the date on which such notice is served on the Seller. Without prejudice to its duty to mitigate any loss, the Purchaser shall (or shall procure that any relevant member of the Purchaser Group shall) provide all reasonable assistance to the Seller to remedy any such breach. Provided that the written notice of the breach is received by the Seller within the twelve (12) Month period set out in paragraph 1, the fifteen (15) day remedy period referred to above will not prevent the Purchaser from bringing the claim if the expiry of the fifteen (15) day period occurs after the twelve (12) Months.
18. Separation of Warranties. Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision of this Agreement.
Limitations on Purchaser Liability
1. Maximum limit for indemnity claims. The aggregate amount of the liability of the Purchaser for all claims under one or more indemnities pursuant to this Agreement shall not exceed fifty per cent (50%) of the Consideration.
2. Claim to be withdrawn unless litigation commenced. Any claim by the Seller under this Agreement (except for any claim which is based on a contingent liability) shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn nine (9) Months after the Seller becomes aware of its right to make a claim, unless legal proceedings in respect of it have been commenced by being both issued and served.
3. Contingent liabilities. If any claim under this Agreement is based upon a liability which is contingent only, the Purchaser shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment (but the Seller has the right to give notice of any claim before such time).
4. No liability for claims arising from acts or omissions of Seller. The Purchaser shall not be liable for any claim under this Agreement to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:
(a)	after the Cygnus Interests Closing by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents or successors in title); or
(b)	before the Cygnus Interests Closing by any member of the Seller Group at the direction or request of the Purchaser or any member of the Purchaser Group, outside the ordinary and usual course of business as at the Cygnus Interests Closing or pursuant to a legally binding commitment vested on or before such date.
5. Seller’s duty to mitigate. The Seller shall procure that all reasonable steps are taken to avoid or mitigate any loss or damage which it may suffer in consequence of any breach by the Purchaser or the Purchaser’s Guarantor of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a claim.

6. Recovery from third party after payment from Purchaser. Where the Purchaser has made a payment to the Seller in relation to any claim and the Seller or any member of the Seller Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Seller or any member of the Seller Group (in whole or in part) in respect of the liability or loss which is the subject of a claim, the Seller or relevant member of the Seller Group shall (i) promptly notify the Purchaser of the fact and provide such information as the Purchaser may reasonably require (ii) take all reasonable steps or proceedings as the Purchaser may require to enforce such right and (iii) pay to the Purchaser as soon as practicable after receipt so much of the amount paid by the Purchaser as does not exceed the amount recovered by the third party (net of taxation and less any reasonable costs of recovery and applicable deductibles).
7. Net financial benefit. The Purchaser shall not be liable to satisfy any claim to the extent of any corresponding saving by or net quantifiable financial benefit to the Seller or any member of the Seller Group arising from the matter(s) giving rise to such claim, including the amount (if any) by which any tax for which the Seller or any member of the Seller Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter(s) giving rise to the claim but having regard to any delay which may be experienced in enforcing or utilising such net benefit or saving.
8. No double recovery. The Seller shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one claim.
9. Consequential loss. Neither the Seller nor any member of the Seller Group shall be entitled to claim for any punitive, special, indirect or consequential loss or loss of profit or for any loss of goodwill or possible business after Closing, whether actual or prospective.

SCHEDULE 3
PURCHASER WARRANTIES
1. The Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.
2. The Purchaser has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under the Transaction Documents where failure to obtain them would materially and adversely affect its ability to enter into and perform its obligations under the Transaction Documents.
3. Entry into and performance by each member of the Purchaser Group of this Agreement and/or any Transaction Document to which it is a party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.
4. Neither the Purchaser nor any Affiliate is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser or any of its Affiliates and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser or any of its Affiliates and no event has occurred to give the right to enforce such security.
5. The Purchaser has available cash or available loan facilities which will at the Cygnus Interests Closing provide in immediately available funds the necessary cash resources to pay the Consideration and meet its other obligations under this Agreement and, in the case of loan facilities, they involve no material pre conditions and the Purchaser will be able to satisfy all conditions of drawdown to such loan facilities at or prior to the Cygnus Interests Closing.

SCHEDULE 4
ESTIMATED AGGREGATE CASH CALL AMOUNT
The Estimated Aggregate Cash Call Amount is one million, five hundred thousand Pounds (£1,500,000).
The Estimated Aggregate Cash Call Amount is derived from the following costs, expected to be incurred in the Interim Period:
(a) one hundred fifty thousand Pounds (£150,000) for the costs related to the drilling and testing of well 44/12a;
(b) three hundred thousand Pounds (£300,000) for the estimated costs related to the approved seismic survey covering the Cygnus Interest provided that the CGG Agreement is assigned to the Purchaser on terms acceptable to the Purchaser and Seller; and
(c) one million, fifty thousand Pounds (£1,050,000) in aggregate for the estimated development and feasibility costs related to the Cygnus Interest.

SCHEDULE 5
CYGNUS INTERESTS CLOSING ARRANGEMENTS
1. At the Cygnus Interests Closing the Seller shall cause to be delivered or made available to the Purchaser:
(a)	such documents as the Purchaser may reasonably require to complete the sale and purchase of the Cygnus Interests;
(b)	an original or certified copy of all necessary written consents, approvals or waivers, as the case may be, by the Relevant Third Parties in relation to the transfer by the Seller to the Purchaser of the Cygnus Interests in form and substance reasonably acceptable to the Seller and the Purchaser;
(c)	an original or certified copy of the Assignment Documents relating to the Cygnus Interests duly executed by the Relevant Third Parties (other than the Secretary) and the Seller;
(d)	a certified copy of the Secretary’s consent to the assignment of the Cygnus Licences;
(e)	an original of the Disclosure Letter signed by the Seller;
(f)	a certified copy of the written resolution of the Seller’s directors authorising the execution of this Agreement and any other document which the Seller is required to execute pursuant to this Agreement; and
(g)	a certified copy of any power of attorney or other instrument under which this Agreement and any other document which the Seller is required to executed pursuant to this Agreement is executed on behalf of the Seller.
2. At the Cygnus Interests Closing and upon satisfaction of the Seller’s obligations under paragraph 1 above, the Purchaser shall pay to the Seller the Consideration.

SCHEDULE 6
EXPLORATION INTERESTS CLOSING ARRANGEMENTS
At the Exploration Interests Closing the Seller shall cause to be delivered or made available to the Purchaser:
(a)	such documents as the Purchaser may reasonably require to complete the sale and purchase of the Exploration Interests;
(b)	a copy of all necessary written consents, approvals or waivers, as the case may be, by the Relevant Third Parties in relation to the transfer by the Seller to the Purchaser of the Exploration Interests in form and substance reasonably acceptable to the Seller and the Purchaser;
(c)	the Assignment Documents duly executed by the Relevant Third Parties (other than the Secretary) and the Seller;
(d)	a copy of the Secretary’s consent to the assignment of the Exploration Licences;
(e)	a certified copy of the written resolution of the Seller’s directors authorising the execution of this Agreement and any other document which the Seller is required to execute pursuant to this Agreement; and
(f)	a certified copy of any power of attorney or other instrument under which this Agreement and any other document which the Seller is required to executed pursuant to this Agreement is executed on behalf of the Seller.

SCHEDULE 7
CYGNUS LICENCES AND CYGNUS INTERESTS DOCUMENTS
Part A The Cygnus Licences

Licence	Block	Equity
P.1055	44/11a & 44/12a	12.50%
P.1437	44/13a	25.00%
P.1731	44/11b & 44/12b	17.24%
Part B Cygnus Interests Documents
P.1055
1. United Kingdom Production Licence P.1055 to Search and Bore for and Get Petroleum in Blocks 44/11 and 44/12 dated 12 November 2002
2. Licence P.1055 (Blocks 44/11 and 44/12) United Kingdom Seaward Area Joint Operating Agreement dated 23 September 2004 as amended and/or novated
P.1437
1. United Kingdom Production Licence P.1437 to Search and Bore for and Get Petroleum in Block 44/13a dated 1st April 2007
2. Joint Bidding Agreement 24th Licensing Round Block 44/13 dated 15 June 2006
P.1731
1. United Kingdom Production Licence P.1731 to Search and Bore for and Get Petroleum in Blocks 44/11b and 44/12b dated 15th June 2010
2. Joint Bidding Agreement for the 26th Licensing Round Blocks 44/11b and 44/12b dated 5th March 2010

SCHEDULE 8
EXPLORATION INTERESTS AND EXPLORATION INTERESTS DOCUMENTS
Part A The Exploration Blocks

Block	Equity
44/14	20%
44/15	20%
44/16a	20%
44/17d	20%
44/17f	20%
Part B The Exploration Interest Documents
1. Joint Bidding Agreement for the 26th Licensing Round Quadrants 43 and 44 dated 5th March 2010

SCHEDULE 9
DEFINITIONS AND INTERPRETATION
1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:
Adjustments shall have the meaning set out in clause 6;
Affiliate means, in relation to any party, any subsidiary or parent company of that party and any subsidiary of any such parent company, in each case from time to time;
Agreed Form means, in relation to a document, the form of that document which has been initialled on the date of this Agreement for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);
Agreement means this agreement including the recital hereto and the Schedules;
Assignment Documents means the assignment and novation agreements in respect of the Interests Documents, which shall (to the extent appropriate) be executed as execution deeds (in Agreed Form) in accordance with the Master Deed issued by UKOOA and dated 28 April 2003 together with any other documents the Seller and Purchaser (acting reasonably) consider necessary to effect the assignment and transfer of the Interests from the Seller to the Purchaser and to release the Seller from contractual liability to the Relevant Third Parties with respect to the Interests;
Benefits has the meaning given in clause 11.1;
Block means a block in a licence, as depicted on the reference map of the United Kingdom Continental Shelf deposited at the offices of the Department of Trade and Industry;
Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales or the United States or America on which banks are open for general commercial business;
CGG Agreement means the agreement dated 29 May 2007 between the Seller and Veritas DGC Limited as supplemented by Supplement No 23 dated 29 July 2010;
Claim means any claim for breach of the Warranties;
Connected Persons has the meaning given in clause 25;
Consideration has the meaning given to it in clause 2.1;
Cygnus Interests Closing means the closing of the sale and purchase of the Cygnus Interests in accordance with the provisions of this Agreement;
Cygnus Interests Closing Date has the meaning given in clause 5.1;
Cygnus Interests Documents means the documents of which details are set out in Schedule 7 Part B;
Cygnus Interests means:

(a)	the Seller’s undivided legal and beneficial interest in each Cygnus Licence;

(b)	the Seller’s entire interest in and under the Joint Operating Agreement in relation to each Cygnus Licence; and

(c)	the Seller’s entire interest in the Cygnus Interests Documents, together in each case with all rights, benefits and obligations attaching thereto;
Cygnus Licence means each or any of the licences of which details are set out in Schedule 7 Part A;
Data Room means the data room comprising the documents and other information relating to the Interests made available by the Seller as listed on the data room index and as included on CD ROMs in the Agreed Form both as attached to (or delivered with) the Disclosure Letter;
Decommissioning Liabilities means any and all claims, costs, charges, expenses, liabilities or obligations incurred in or in relation to abandoning and/or decommissioning and/or removal and/or making safe any or all of the property held under or in connection with the Interests (including pipelines, plant, machinery, wells (including drill cuttings), facilities and all other offshore and onshore installations and structures) whether such claims, costs, charges, expenses, liabilities and obligations are incurred under or pursuant to any contractual obligation or any duty of care or under statutory obligation, common law obligation, obligation of international law, international convention or any other obligation and including any residual liability for anticipated and/or necessary continuing insurance, maintenance and monitoring costs and in all cases irrespective of when such claims, costs, charges, expenses, liabilities or obligations are or were incurred and regardless in each case of any breach of obligation or negligence on the part of any member of the Seller Group;
Default Interest Rate means interest at LIBOR plus five per cent;
Disclosure Letter means the letter from the Seller to the Purchaser executed and delivered immediately before the signing of this Agreement;
Dollars or $ means the legal currency of the United States of America;
Effective Date means 0001 hours (London time) on 1 July 2010;
Encumbrances means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge (whether fixed or floating) pledge, lien, assignment, hypothecation, security interest, title retention or any other security, net profit or royalty interest agreement or arrangement, or any agreement to create any of the foregoing;
Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water or land;
Environmental Laws means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding at the date of this Agreement, to the extent that they relate to Environmental Matters;
Environmental Liabilities means any claims, demands, actions, proceedings, costs, charges, expenses, losses, liabilities or obligations incurred in relation to or arising out of any breach of Environmental Law, arising in connection with the Interests, including in relation to cleaning up, decontamination of, removing and disposing of debris or any property (including platforms, pipelines, plant, machinery, wells (including well cuttings), facilities and all other offshore and onshore installations and structures), reinstating any area of land, foreshore or seabed, wherever situated; and including any residual liability for anticipated or necessary continuing insurance, maintenance and monitoring costs, and in all cases irrespective of when such claims, costs, charges, expenses, liabilities or obligations are or were incurred and regardless in each case of any breach of obligation or negligence on the part of any of member of the Seller Group;
Environmental Matters means all matters relating to the pollution or protection of the Environment;
Environmental Warranty means the warranty in paragraph 10 of Schedule 1;
Estimated Aggregate Cash Call Amount means the amounts set out in Schedule 4;
Exploration Blocks means the exploration blocks details of which are set out in Schedule 8 Part A;
Exploration Interests means:
(a)	the Seller’s undivided legal and beneficial interest in each Exploration Block; and

(b)	the Seller’s entire interest in the Exploration Interests Documents, together in each case with all rights, benefits and obligations attaching thereto;
Exploration Interests Closing means the closing of the sale and purchase of the Exploration Interests in accordance with the provisions of this Agreement;
Exploration Interests Closing Date has the meaning given in clause 8.1;
Exploration Interests Documents means the documents details of which are set out in Schedule 8 Part B;
Final Closing Statement has the meaning given to it in clause 2.3;
Good Industry Practice means the exercise of that degree of skill, diligence, prudence and foresight which would reasonably and ordinarily be expected to be applied by a skilled and experienced person engaged in the same type of undertaking;
Governmental Entity means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi governmental authority, including the European Union;
Information Memorandum means the information memorandum relating to the potential divestment of Endeavour International Corporation’s UK North Sea asset portfolio dated March 2010;
Interests means the Cygnus Interests and the Exploration Interests;

Interests Documents means the Cygnus Interests Documents and the Exploration Interests Documents;
Interim Period means the period from and including the Effective Date up to and including the Cygnus Interests Closing Date;
Joint Operating Agreement means the agreement dated 23rd September 2004 in respect of Blocks 44/11a and 44/12a as amended and/or novated;
LIBOR means the display rate per annum of the offered quotation for deposits in $US for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the Purchaser and the Seller may agree) at or about 11.00a.m. London time on the date on which payment of the sum under this Agreement was due but not paid;
Month means a calendar month;
Obligations has the meaning given in clause 11.1;
parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies;
Petroleum shall have the meaning given to it in the Licence;
Pounds, £ or Sterling means the legal currency of the United Kingdom;
Proposed Transaction means the transaction contemplated by the Transaction Documents;
Purchaser Group means the Purchaser and its Affiliates from time to time;
Purchaser’s Bank Account means the Purchaser’s bank account at Natwest Bank; account name Bayerngas E & P Ltd; account number 23082550; sort code 60-19-02; BIC/Swift Code NWBK GB 2L; IBAN GB22 NWBK 6019 0223 0825 50 (and/or such other account(s) as the Seller and Purchaser may agree in writing);
Relevant Third Parties means the parties (other than the Seller and the Purchaser) to any or all of the Interest Documents;
Repeated Warranties means the Title Warranties, the Environmental Warranty and the Warranties set out in paragraphs 7, 8, 11, 12, 13 and 14 of Schedule 1;
Representatives has the meaning given in clause 19.1;
Secretary means the Secretary of State for Department of Energy and Climate Change or such other person who is duly appointed to perform the functions of that Secretary of State;
Seller’s Account means and in relation to payments in Dollars:

Intermediary:
JP Morgan Chase Bank NA New York
SWIFT BIC:	CHASUS33
Account:	0010962009

JP Morgan Chase Bank NA London
Beneficiary Bank:
JP Morgan Chase Bank NA London
SWIFT BIC:	CHASGB2L
Account:	35047502
IBAN:	GB49CHAS60924235047502
Account Reference:	Endeavour Energy UK Limited

and in relation to payments in Pounds:

JP Morgan Chase Bank NA
Sort Code:	60-92-42
Account:	35047501
Account Reference:	Endeavour Energy UK Limited
or in either case such other accounts as the Seller may specify by notice in writing not less than five (5) Business Days prior the due date of any payment;
Seller Group means the Seller and its Affiliates from time to time;
Status Warranties means the Warranties in paragraphs 17 and 19 to 21 of Schedule 1;
subsidiary and subsidiaries means any company in relation to which another company is its parent company;
Surviving Provisions means clauses 18 (Announcements), 19 (Confidentiality), 20 (Assignment), 22 (Costs), 23 (Notices), 24 (Conflict with other Agreements), 25 (Whole Agreement), 26 (Waivers, Rights and Remedies), 28 (Variations), 29 (Invalidity), 31 (Third Party Enforcement Rights), 32 (Governing Law and Jurisdiction) and Schedule 9 (Definitions and Interpretation);
Taxation means, other than royalties payable under the Licence, all forms of taxation, duties, levies, imposts, charges and withholdings, direct or indirect, created or imposed by any taxing, fiscal or other appropriate authority of the United Kingdom and (without prejudice to the generality of the foregoing) includes:
(a)	UK corporation tax, VAT and any other forms of taxation, duties, levies, imposts, charges, stamp on transaction tax or withholdings similar to or supplementing or replacing the foregoing or any of them; and

(b)	all penalties, charges, interest, fines, costs and expenses, loss of relief, allowance or credit relating to any form of, or claim for, taxation or other imposition referred to in paragraph (a);
Third Party Claim has the meaning given in clause 12;
Title Warranties means the Warranties in paragraphs 1 to 5 of Schedule 1;
Transaction Documents means this Agreement, the Disclosure Letter and any other documents in Agreed Form;
VAT means value added tax and any similar sales or turnover tax;
Warranties means the warranties given by the Seller and the Purchaser pursuant to clause 9.

2. Interpretation. In this Agreement, unless the context otherwise requires:
(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)	references to US dollars or US$ or $ are references to the lawful currency from time to time of the United States of America;

(e)	for the purposes of applying a reference to a monetary sum expressed in sterling, an amount in a different currency shall be deemed to be an amount in US dollars translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 2);

(f)	any statement in this Agreement qualified by the expression so far as the Seller is aware or to the best of the Seller’s knowledge or any similar expression shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of Bruce Stover, Mike Kirksey, Carl Grenz, John Williams, Bob Thompson and Andrew Sheu and shall carry no requirement to make enquiries of any other person; and

(g)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re enacted as described at (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser under this Agreement.
4. Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.
5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

SIGNATURE
This Agreement is signed by duly authorised representatives of the parties:

SIGNED for and on behalf of	) )	SIGNATURE:	/s/ William L. Transier
ENDEAVOUR ENERGY UK	)
LIMITED	)	NAME:	William L. Transier

SIGNED	)	SIGNATURE:	/s/ G. M. Harrison

for and on behalf of	)
BAYERNGAS E & P LIMITED	)	NAME:	G. M. Harrison

SIGNED	)	SIGNATURE:	/s/ G. M. Harrison
for and on behalf of	)
BAYERNGAS UK LIMITED	)	NAME:	G. M. Harrison